EXHIBIT 99.1

Alvotech has carried out a private placement of 7,500,000 SDRs and ordinary shares at a price of SEK 100.00 per SDR and ISK 1320.83 per ordinary share, raising gross proceeds of SEK 750 million

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REYKJAVIK, Iceland, June 04, 2025 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO, the “Company”) has completed a private placement of the equivalent of 7,500,000 shares in Swedish Depository Receipts (“SDRs”) and ordinary shares (ALVOIS) at a price of SEK 100.00 per SDR and ISK 1320.83 per ordinary share, with the ISK price being the equivalent of the SEK price (the “Placement”), for aggregate gross proceeds to the Company of SEK 750 million. The price was determined through an accelerated bookbuilding procedure conducted by DNB Carnegie and Citi as Joint Global Coordinators and Joint Bookrunners, and SEB and ACRO as Joint Bookrunners (together the “Joint Bookrunners”). The transaction attracted strong interest from institutional investors, with a clear majority allocated to Swedish and other international investors outside of Iceland.

The Placement

The Board of Directors of Alvotech has, as indicated by the Company through a press release on June 4, 2025, had resolved on a Placement of the equivalent of 7,5000,000 shares. The placement has now been finalized in the sale of 5,833,500 SDRs and 1,666,500 ordinary shares (ALVOIS) at a price of SEK 100.00 per SDR and ISK 1320.83 per ordinary share respectively, with the ISK price being the equivalent of the SEK price, consequently raising gross proceeds of SEK 750 million before deduction of transaction costs. The price in the Placement was determined through an accelerated bookbuilding procedure led by the Joint Bookrunners to Swedish and international institutional investors and therefore, in the assessment of the Board of Directors, reflects prevailing market conditions, as well as the demand for the Company’s SDRs on Nasdaq Stockholm and ordinary shares on Nasdaq Iceland. The SDRs and ordinary shares in the Placement will be made available through existing treasury shares held by Alvotech.

The transaction attracted strong interest from institutional investors, with a clear majority allocated to Swedish and other international investors outside of Iceland, further signifying the importance of the SDR listing on Nasdaq Stockholm.

The net proceeds of the Placement are intended to be used for: (i) upscaling R&D efforts, especially in Sweden after the recently closed acquisition of the R&D operations of Xbrane, thereby further expanding what is already one of the largest biosimilars pipelines globally; (ii) capitalising on selected growth opportunities and strengthen the Company’s market position; and (iii) general corporate purposes.

Participating investors were required to choose whether they would receive SDRs or ordinary shares listed on Nasdaq Iceland (ALVOIS) prior to the close of the bookbuilding. For investors who requested ordinary shares, payment is to be made in ISK, based on a SEK price per SDR that was converted from SEK to ISK using the mid-rate on the day of bookbuilding close, as published by the Swedish Central Bank (Sw. Sveriges Riksbank).

The Board of Directors has assessed that the Placement will (i) further diversify and strengthen the Company’s shareholder base with institutional investors especially in Sweden, where the Company has recently established a trading market for the SDRs, (ii) increase the float of SDRs significantly given the current number of SDRs held by the public on Nasdaq Stockholm, and (iii) enable the Company to act more swiftly on the R&D expansion opportunities.

Settlement of the Placement is expected to take place on or about June 10, 2025, for both the SDRs and the ordinary shares (ALVOIS).

Lock-up undertakings

The Company has undertaken, subject to certain conditions and customary exceptions and provided that the Placement is completed, not to issue, sell, or otherwise transfer or dispose of additional SDRs, ordinary shares, or other securities in the Company without the consent of DNB Carnegie and Citi, acting on behalf of SEB and ACRO, for a period of 180 days following the settlement of the Placement.

All members of the executive management and the Board of Directors who hold shares in the Company (directly or indirectly) have undertaken, subject to certain conditions and customary exceptions, not to sell or otherwise transfer or dispose of SDRs, ordinary shares, or other securities in the Company without the consent of DNB Carnegie and Citi, acting on behalf of SEB and ACRO, for a period of 180 days following the settlement of the Placement.

Shareholders Aztiq Pharma Partners S.à r.l., Alvogen Lux Holdings S.à r.l. and Celtic Holdings II Limited have not disposed any of their holdings in the Company in connection with the Placement; however, they respectively have undertaken, subject to customary exceptions, not to sell or otherwise dispose of any SDRs, ordinary shares or other securities in the Company without the consent of DNB Carnegie and Citi, acting on behalf of SEB and ACRO, for a period of 90 days following the settlement of the Placement.

Advisors

DNB Carnegie Investment Bank AB (publ) (“DNB Carnegie”) and Citigroup Global Markets Limited (“Citi”) acted as Joint Global Coordinators and Joint Bookrunners, and Skandinaviska Enskilda Banken AB (publ) (“SEB”) and ACRO Securities HF (“ACRO”) acted as Joint Bookrunners in connection with the Placement. Cirio Advokatbyrå AB and Westerberg & Partners acted as legal advisors to the Company as to Swedish law, Arendt & Medernach SA acted as legal advisor to the Company as to Luxembourg law, BBA//Fjeldco acted as legal advisor to the Company as to Icelandic law and Cooley LLP acted as legal advisor to the Company as to U.S. law. Linklaters Advokatbyrå acted as legal advisor to the Joint Bookrunners as to Swedish law and Linklaters LLP acted as legal advisor to the Joint Bookrunners as to US law.

For further information, please contact:

ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, VP
alvotech.ir@alvotech.com

This constitutes information that Alvotech is legally obliged to publish under the EU’s Market Abuse Regulation. The information was released for publication, through the agency of the contact person above, at the date and time indicated by the dateline of publication.

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Two biosimilars, to Humira® (adalimumab) and Stelara® (ustekinumab), are already approved and marketed in multiple global markets. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a U.S. affiliate of Teva Pharmaceutical Industries Ltd. (U.S.), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, U.K., Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (EEA, U.K. and U.S.), Biogaran (France), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of products and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Important information

The release, announcement or distribution of this press release may, in certain jurisdictions, be subject to restrictions by law. The recipients of this press release in jurisdictions where this press release has been published or distributed shall inform themselves of and follow such restrictions. The recipient of this press release is responsible for using this press release, and the information contained herein, in accordance with applicable rules in each jurisdiction. This press release is for information purposes only and does not constitute an offer to sell or an offer, or the solicitation of an offer, to acquire or subscribe for SDRs, shares or other securities issued by the Company, neither by the Company or anyone else, in any jurisdiction where such offer or invitation would be illegal prior to registration, exemption from registration or qualification under the securities laws of such jurisdiction.

This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”) and has not been approved by any regulatory authority in any jurisdiction. The Company has not authorised any offer to the public of SDRs, shares or other securities in any member state of the EEA and no prospectus has been or will be prepared in connection with the Placement. In any EEA Member State, this communication is only addressed to and is only directed at “qualified investors” in that Member State within the meaning of the Prospectus Regulation.

This press release does not constitute or form part of an offer or solicitation to purchase or subscribe for securities in the United States. The SDRs, the ordinary shares underlying the SDRs and the new ordinary shares referred to herein may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction of the United States and, accordingly, may not be offered or sold within the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with applicable state securities law. There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States. The sale of the securities referred to herein in the United States is being made solely to a limited number of “qualified institutional buyers” as defined in Rule 144A in reliance on an exemption from the registration requirements of the Securities Act.

The information in this press release may not be announced, published, copied, reproduced or distributed, directly or indirectly, in whole or in part, within or into Australia, Belarus, Canada, Hong Kong, Japan, New Zealand, Russia, Switzerland, Singapore, South Africa, South Korea, or in any other jurisdiction where such announcement, publication or distribution of the information would not comply with applicable laws and regulations or where such actions are subject to legal restrictions or would require additional registration or other measures than what is required under Swedish law. Actions taken in violation of this instruction may constitute a crime against applicable securities laws and regulations.

In the United Kingdom, this press release and any other materials in relation to the securities described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this communication relates is available only to, and will be engaged in only with, relevant persons. Persons who are not relevant persons should not take any action on the basis of this press release and should not act or rely on it.

This announcement does not identify or suggest, or purport to identify or suggest, the risks (direct or indirect) that may be associated with an investment in the new shares. Any investment decision to acquire or subscribe for shares in connection with the Placement must be made on the basis of all publicly available information relating to the Company and the Company’s shares. Such information has not been independently verified by the Joint Bookrunners. The Joint Bookrunners are acting for the Company and no one else in connection with the Placement and are not responsible to anyone other than the Company for providing the protections afforded to its clients nor for giving advice in relation to the Placement or any other matter referred to herein.

This press release does not constitute a recommendation for any investors’ decisions regarding the Placement. Each investor or potential investor should conduct a self-examination, analysis and evaluation of the business and information described in this press release and any publicly available information. The price and value of the securities can decrease as well as increase. Achieved results do not provide guidance for future results. Neither the contents of the Company’s website nor any other website accessible through hyperlinks on the Company’s website are incorporated into or form part of this press release.

Failure to follow these instructions may result in a breach of the Securities Act or applicable laws in other jurisdictions.

Alvotech forward-looking statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, the timing of the settlement of the Placement, Alvotech’s ability to satisfy the closing conditions and close the Placement, the anticipated use of proceeds from the Placement, Alvotech’s future results of operations, financial condition, liquidity, performance, prospects, anticipated growth, strategies and opportunities and the market in which the Company operates. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in applicable laws or regulations; (2) the possibility that Alvotech may be adversely affected by economic, business, and/or competitive factors; (3) Alvotech’s estimates of expenses and profitability; (4) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (5) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (6) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (7) the ability of Alvotech or its partners to enrol and retain patients in clinical studies; (8) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (9) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (10) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (11) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (12) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (13) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (14) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (15) the impact of worsening macroeconomic conditions, including tariffs on Alvotech’s products in the U.S. or other markets, rising inflation and interest rates and general adverse market conditions, including the impact of conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which it becomes aware of which may affect any matter referred to in this communication. Alvotech expressly disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

Information to distributors

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the Company’s shares have been subject to a product approval process, which has determined that such shares are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II (the “Positive Target Market”); and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II.

Distributors should note that: the price of the shares in the Company may decline and investors could lose all or part of their investment; the shares in the Company offer no guaranteed income and no capital protection; and an investment in the shares in the Company is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. Conversely, an investment in the shares of the Company is not suitable for investors who need full capital protection or full repayment of the amount invested, cannot bear any risk, or who require guaranteed or predictable return (the “Negative Target Market”, and together with the Positive Target Market, the “Target Market Assessment”).

The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Placement.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the shares in the Company.

Each distributor is responsible for undertaking its own Target Market Assessment in respect of the shares in the Company and determining appropriate distribution channels.